UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

February 14, 2022

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2021 ON FORM 6-K

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	March 31, 2021 (Audited)	September 30, 2021 (Unaudited)
Assets
Current assets
Cash at bank	$194,590	$7,163
Accounts receivable, net of allowance of $nil	264,749	831,180
Inventories	1,487,683	1,398,617
Due from related companies	188,202	29,641
Prepaid expenses and other current assets	301,370	236,428
Total current assets	2,436,594	2,503,029

Other assets
Right-of- use assets	1,005,649	935,388
Property, plant and equipment, net	15,353	14,151
Total other assets	1,021,002	949,539

Total assets	$3,457,596	$3,452,568

Liabilities and Stockholders' Equity
Current liabilities
Bank loan	$402,254	$253,744
Accrued expenses and other payables	206,262	86,663
Value added and other taxes payable	51,592	5,628
Lease liabilities, current	101,134	181,960
Total current liabilities	761,242	527,995

Non-current liabilities
Bank loan, non-current	261,251	561,275
Lease liabilities, non-current	934,610	840,502
Total non-current liabilities	1,195,861	1,401,777
Total liabilities	1,957,103	1,929,772
Stockholders' equity
Ordinary shares, $0.001 par value; 50,000,000 shares authorized; 17,145,000 shares issued and outstanding at March 31, 2021 and September 30, 2021, respectively	17,145	17,145
Additional paid-in capital	1,563,472	2,067,172
Accumulated losses	(242,269)	(731,899)
Accumulated other comprehensive income	162,145	170,378
Total stockholders' equity	1,500,493	1,522,796

Total liabilities and stockholders' equity	$3,457,596	$3,452,568

 The accompanying notes are an integral part of these consolidated financial statements.

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

		Six-month Period Ended
	Note	September 30, 2021 (Unaudited)	September 30, 2020 (Unaudited)

NET SALES	3	$932,646	$664,093

Cost of sales		(246,346)	(201,356)

Gross profit		686,300	462,737

General and administrative expenses	4	(879,443)	(256,937)
Research and development expenses		(121,375)	(114,109)
Selling and marketing expenses		(273,831)	(291,305)

Total operating expenses		(1,274,649)	(662,351)

Operating loss		(588,349)	(199,614)

Other income (expense), net		119,211	13,738
Interest income		65	66
Interest expense		(16,568)	(11,327)

Total other income (expenses), net		102,708	2,477

Loss before income taxes		(485,641)	(197,137)

Income tax expense		(3,989)	—

Net loss		(489,630)	(197,137)

Other comprehensive income (loss)
Foreign currency translation adjustment		8,233	(13,748)

Comprehensive income (loss)		$(481,397)	$(183,389)

Loss per ordinary share
- Basic and Fully diluted (cents)		$(2.86)	$(1.15)

Weighted average number of shares outstanding
- Basic and Fully diluted		17,145,000	17,145,000

The accompanying notes are an integral part of these consolidated financial statements.

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ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020

1.	These financial statements, including the consolidated balance sheet as of March 31, 2021, which was derived from audited financial statements, do not include all the information and notes required by US Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2021.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2022.

3.	Segment Information

The Company was engaged in two business segments - sale of nervonic acid-based health supplements and sale of acer truncatum seedlings - for the six-month periods ended September 30, 2021 and 2020.

	Six-month Period Ended
	September 30, 2021 (Unaudited)	September 30, 2020 (Unaudited)
Net Sales
Sale of nervonic acid-based health supplements	$621,933	$464,297

Sale of acer truncatum seedlings	310,713	199,796

Total	$932,646	$664,093

Cost of Sales
Sale of nervonic acid-based health supplements	$39,887	$86,716

Sale of acer truncatum seedlings	206,459	114,640

Total	$246,346	$201,356

Gross Profit
Sale of nervonic acid-based health supplements	$582,046	$377,581

Sale of acer truncatum seedlings	104,254	85,156

Total	$686,300	$462,737

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4.	Stock-based Compensation

On July 15, 2021, the Company issued cashless options (the “Options”) to purchase 600,000 ordinary shares of the Company at $0.50 per share to Ms. Fung Ming Pang, our CFO and director. The Options vested 50% immediately upon issuance and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

As of September 30, 2021, there were 300,000 Options issued and outstanding. The fair value of these Options was calculated using Black Scholes model with the following assumptions:

Valuation date	July 15, 2021
Market price per share (USD/share)	$1.70
Exercise price per share (USD/share)	$0.50
Risk free rate	0.78%
Dividend yield	0.00%
Expected term (years)	5.00
Expected volatility	201.69%
Value per option (USD/option)	$1.679

The non-cash stock-based compensation expense of $503,700 was included in general and administrative expenses for the six-month period ended September 30, 2021 whereas there was no such expense for the six-month period ended September 30, 2020.

5.	Related Party Transaction

For the six-month period ended September 30, 2021 and 2020, the Company generated sales of $310,713 and nil respectively from Dunhua Bao Feng Seedling Co., Limited, over which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, has significant influence. As of September 30, 2021 and March 31, 2021, amount due from Dunhua Bao Feng Seedling Co., Limited, included in the accounts receivable of consolidated balance sheets, was $440,949 and nil, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations of the Company for the six-month period ended September 30, 2021 and for the comparable period ended September 30, 2020, and its financial condition as of September 30, 2021, should be read in conjunction with the Company’s unaudited Consolidated Statements of Income and Comprehensive Income for the six-month periods ended September 30, 2021 and 2020, and its unaudited Consolidated Balance Sheet as of September 30, 2021 and the notes thereto that are included elsewhere in this Report on Form 6-K. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements because of several factors, including those set forth under the “Risk Factors,” “Cautionary Notice Regarding Forward-Looking Statements” and “Business” sections in this Prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements.

OVERVIEW

Nature of operations

Zhong Yuan Bio-Technology Holdings Limited (“ZY Holdings” or the “Company”), through its subsidiaries, is engaged in the business of developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings. ZY Holdings together with its subsidiaries are collectively referred to as the “Company.”

Share Exchange

On August 31, 2019, ZY Holdings closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“Zhong Yuan Investment”), a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, ZY Holdings issued 161,500,000 shares to Zhong Yuan Investment in exchange for a 100% equity interest in China Bio. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of ZY Holdings. Immediately following the closing of the Share Exchange, the Company had 170,000,000 shares of common stock outstanding, 95% of which were owned by Zhong Yuan Investment.

The Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, with no goodwill being recognized. ZY Holdings (the legal acquirer) has been considered the accounting acquiree and China Bio (the legal acquiree) the accounting acquirer.

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Reorganization of China Bio

In and around January 2018 China Bio completed a reorganization of its legal structure. The reorganization involved the incorporation of China Bio and its wholly owned subsidiaries, Zhong Yuan Bio-Technology (Hong Kong) Limited (“ZY HK,” previously known as Hua Hong Powerloop Technology (Hong Kong) Limited, a holding company incorporated on June 13, 2016 under the laws of Hong Kong) and Zhong Yuan Bio-Technology (Shenzhen) Company Limited (“ZY Shenzhen,” a holding company established on June 10, 2014 under the laws of the People’s Republic of China (“PRC”) and previously known as Shenzhen Chuang Feng Clear Energy Company Limited) and the transfer of all equity ownership of Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing”, previously known as Beijing Yuan Bao Feng Century Agricultural Technology Limited, an operating company incorporated on August 30, 2012 under the laws of the PRC) to ZY Shenzhen from the former shareholders of BF Beijing.

On January 19, 2018, ZY Shenzhen entered into an agreement to acquire 100% of the equity ownership of BF Beijing for a total cash consideration of $1,351,500 (RMB8,500,000) from the former shareholders of BF Beijing. To fund ZY Shenzhen’s acquisition of BF Beijing, these former shareholders agreed to provide an interest-free loan to China Bio which in turn provided an interest-free loan to ZY Shenzhen of the same amount of $1,351,500 (RMB8,500,000). For the purpose of this transaction, in January 2018, these former shareholders had established a majority ownership in China Bio whose shares were issued and paid up by way of capitalization of the said interest-free loan of $1,351,500 provided by these former shareholders. China Bio indirectly holds a 100% equity interest in ZY Shenzhen through ZY HK. On February 13, 2019, ZY Shenzhen received approval from the Economic and Trade Bureau of Beijing, the PRC, of the acquisition of BF Beijing.

Since China Bio and its subsidiaries have effectively been controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions have been accounted for as recapitalization of BF Beijing with no adjustment to the historical basis of the assets and liabilities of BF Beijing and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in these financial statements.

Reverse Stock Split

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 ordinary shares with a par value of $0.0001 each to 50,000,000 ordinary shares with a par value of $0.001 each, and the number of issued and outstanding ordinary shares was decreased from 171,450,000 shares to 17,145,000 shares.

Private Placement

On December 13, 2019, the Company closed on the sale of 1,450,000 Ordinary Shares, at a purchase price of $0.10 per Share, pursuant to a private securities offering.

On November 17, 2020, the Company sold 50,000 Ordinary Shares (post-Reverse Stock Split), at a purchase price of $1.00 per Share, pursuant to a private securities offering.

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Cancellation of shares

On November 17, 2020, the Company acquired 25,000 Ordinary Shares (post-Reverse Stock Split) from one of the shareholders of the Company at total consideration of $25,000. These shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 Ordinary Shares (post-Reverse Stock Split) from one of the shareholders of the Company at total consideration of $25,000. These shares were thereafter cancelled.

Acquisition of Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”)

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and father of Ting-ting Chang, our CEO and director, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer Truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. Dandong BF has approximately 3,000,000 acer truncatum trees that are grown on land that is subject to 10-year leases that commenced on January 1, 2019 and terminate on December 31, 2028. This acquisition allows the Company to control the supply and ensure the quality of its acer truncatum seeds and seedlings, the important raw material of nervonic acid.

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RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements of the Company that are included in this Report on Form 6-K.

For the six-month periods ended September 30, 2021 and 2020

Revenue

Total revenue was $932,646 and $664,093 for the six-month periods ended September 30, 2021 and 2020 respectively. The increase of $268,553 or 40.4% was mainly attributable to the increase in sales of nervonic acid-based health supplements by $157,636 or 34.0% over the period and the increase in sales of acer truncatum seedlings by $110,917 or 55.5% over the period. The increase in sales of nervonic acid-based health supplements resulted from the increase in sale channels in 2021, whereas the increase in sales of acer truncatum seedlings resulted from the acquisition of a 100% interest in Dandong BF on December 31, 2020 that provides the Company with more inventory of acer truncatum seedlings for external sales.

Cost of sales

Total cost of sales was $246,346 for the six-month period ended September 30, 2021, as compared to $201,356 for the comparable period in 2020. The increase in total cost of sales of $44,990 or 22.3% resulted from the increase in the cost of sales of acer truncatum seedlings by $91,819 or 80.1%, offset by the decrease in the cost of sales of nervonic acid-based health supplements of $46,829 or 54.0%. The significant increase in the cost of sales of acer truncatum seedlings was due to higher inventory costs of acer truncatum seedlings of Dandong BF as compared to BF Beijing. However, the cost of sales of nervonic acid-based health supplements decreased over the period because of the increase in sales of new products introduced in 2021 which have higher profit margins and lower manufacturing costs, as compared to the older products.

Gross Profit

Total gross profit increased from $462,737 for the six-month period ended September 30, 2020 to $686,300 for the six-month period ended September 30, 2021 because of the increase in total revenue and improvement of overall gross profit margin from 69.7% for the six-month period ended September 30, 2020 to 73.6% for the six-month period ended September 30, 2021.

Gross profit for sales of nervonic acid-based health supplements for the six-month period ended September 30, 2021 and 2020 was $582,046 and $377,581, respectively, an increase of $204,465 or 54.2%, because the increase in sales over the period was greater than the increase in cost of sales. Gross profit margin increased from 81.3% for the six-month period ended September 30, 2020 to 93.6% for the six-month period ended September 30, 2021 due to the introduction of new products in 2021 that have higher profit margins than the older products.

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Gross profit for sales of acer truncatum seedlings was $104,254 and $85,156 for the six-month periods ended September 30, 2021 and 2020, respectively whereas gross profit margin was 33.6% and 42.6% for the six-month periods ended September 30, 2021 and 2020 respectively. The increase in gross profit of $19,098 or 22.4% was due to the increase in sales of acer truncatum seedlings over the period. However, the decrease in gross profit margin of 9% was mainly because the Company purchased one lot of acer truncatum seedlings at a bulk purchase discount and re-sold at the normal market price during the six-month period ended September 30, 2020, whereas acer truncatum seedling sales for the six-month period ended September 30, 2021 were from acer truncatum seedlings grown by Dandong BF, a newly acquired subsidiary of the Company.

Total Operating Expenses

Total operating expenses increased from $662,351 for the six-month period ended September 30, 2020 to $1,274,649 for the six-month period ended September 30, 2021. The significant increase of $612,298 or 92.4% was attributable to the increase in general and administrative expenses of $622,506 and increase in research and development expenses of $7,266 which were offset by the decrease in selling and marketing expenses of $17,474 over the period.

a)	General and Administrative Expenses

Total general and administrative expenses for the six-month period ended September 30, 2021 was $879,443 that included a non-cash stock-based compensation charge of $503,700, as compared to $256,937 for the six-month period ended September 30, 2020. Excluding the non-cash stock-based compensation charge results in general and administrative expenses of $375,743 for the six-month ended September 30, 2021. That increase of $118,806 or 46.2% over the period was mainly attributable to legal, professional and application fees incurred in connection with the listing of the Company’s shares on the OTCQB market on July 15, 2021.

b)	Research and Development Expenses

Total research and development expenses for the six-month period ended September 30, 2021 was $121,375, as compared to $114,109 for the comparable period in 2020. The increase by $7,266 or 6.4% over the period was mainly attributable to the increase in patent registration related expenses.

c)	Selling and Marketing Expenses

Total selling and marketing expenses was $273,831 and $291,305 for the six-month periods ended September 30, 2021, and 2020 respectively. The decrease of $17,474 or 6.0% mainly resulted from the reduction in physical promotion activities over the period.

Other Income (Expenses), net

Other income (expenses), net increased from $13,738 for the six-month period ended September 30, 2020 to $119,211 for the six-month period ended September 30, 2021. The significant increase of $105,473 or 767.7% was mainly due to the inclusion of $119,847 from technical support service income that was derived from laboratory testing services to other biotech companies using the Company’s patented testing methodology in 2021, whereas there was no such income in 2020.

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Net Loss – GAAP and Non-GAAP

Net loss for the six-month periods ended September 30, 2021 and 2020 was as follows

	Six-month Period Ended
	September 30, 2021 (Unaudited)	September 30, 2020 (Unaudited)

Net loss under US GAAP	$(489,630)	$(197,137)
Adjustment:
Non-cash stock-based compensation charge	503,700	—

Net income (loss) as Non-GAAP calculation	$14,070	$(197,137)

Management believes that providing the adjusted non-GAAP calculation of Net income (loss) provides a better period-to-period comparison for the reader.

For the six-month period ended September 30, 2021, the Company had a net loss of $489,630 compared to a net loss of $197,137 for the comparable period in the prior year. The increase in net loss of $292,493 resulted primarily from a charge relating to stock-based compensation offset by increases in revenue and gross profit over the period and inclusion of technical support service income of $119,847 during the six-month period ended September 30, 2021. After excluding the non-cash stock-based compensation charge of $503,700, the Company had non-GAAP net income of $14,070, as compared to a net loss of $197,137 for the six-month period ended September 30, 2020. The turnaround from net loss to non-GAAP net income by $211,207 over the period was mainly due to the increases in revenue and gross profit over the period and inclusion of technical support service income of $119,847 during the six-month period ended September 30, 2021.

Liquidity and Capital Resources

As of September 30, 2021, the Company had cash of $7,163, total current assets of $2,503,029 and total current liabilities of $527,995. Net current assets were $1,975,034 and working capital ratio was 4.7. As of September 30, 2021, the Company’s total assets and total liabilities amounted to $3,452,568 and $1,929,772 respectively. As of September 30, 2021, the Company’s total stockholders’ equity amounted to $1,522,796 and its gearing ratio (bank loan divided by stockholders’ equity) was 53.5%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2022	ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

/s/ CHANG, Ting Ting
Name: CHANG, Ting Ting Title: Chief Executive Officer

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